                                                                      Ex. (a)(1)




                               [ACPI Letterhead]



                                                           September 14, 1995

Dear Stockholder:


                         On behalf of the Special Committee of the Board of
Directors of American Consumer Products, Inc. the attached Schedule 14D-9 is being provided to you in response to the offer (the "Offer") by Vista 2000, Inc. to purchase all outstanding shares of common stock of ACPI other than shares owned by Vista pursuant to the Offer to Purchase and Related Letter of Transmittal dated August 30, 1995.

                         THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS HAS
UNANIMOUSLY APPROVED THE OFFER AND HAS DETERMINED THAT THE TERMS OF THE OFFER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

                         In arriving at its recommendation, the Special
Committee, comprised of the Company's two independent directors, carefully considered a number of factors more fully described in the attached
Schedule 14D-9, including the terms and conditions of the Offer and the opinion of McDonald & Co., financial advisor to ACPI, that the consideration to be received pursuant to the Offer is fair to ACPI stockholders from a financial point of view. We urge you to read the attached material carefully in making your decision with respect to tendering your shares.


                                       On behalf of the Special Committee
                                       of the Board of Directors,



                                        Stephan W. Cole
                                        President